UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                              The Korea Fund, Inc.
                            -----------------------
                                (Name of Issuer)

                                  Common Stock
                                ----------------
                         (Title of Class of Securities)

                                    500634100
                                 ---------------
                                 (CUSIP Number)

                                 Michael Pradko
                        Harvard Management Company, Inc.
                               600 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 523-4400

                                 with a copy to:

                              Theodore Altman, Esq.
                                Piper Rudnick LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                         -------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2004
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------                                          ------------------
CUSIP No. 500634100       SCHEDULE 13D AMENDMENT NO. 4         Page 2 of 4 Pages
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NUMBERS

      President and Fellows of Harvard College

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  |_|
                                                                      (b)  |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)    |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
   NUMBER OF SHARES        7   SOLE VOTING POWER
     BENEFICIALLY
                               9,924,971
                           -----------------------------------------------------
     OWNED BY EACH         8   SHARED VOTING POWER
   REPORTING PERSON
          WITH                 0
                           -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                               9,924,971
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,924,971
--------------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       22.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      EP
--------------------------------------------------------------------------------

        This fourth amendment (the "Fourth Amendment") amends and supplements the statement on Schedule 13D, as amended by Amendments No. 1, No. 2 and No. 3 (the "Schedule"), previously filed with the Securities and Exchange Commission on December 15, 2003 by the President and Fellows of Harvard College
("Harvard"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of The Korea Fund, Inc., a Maryland corporation (the "Issuer").

         ITEM 4.           PURPOSE OF TRANSACTION

        Harvard has submitted a shareholder proposal (the "Shareholder Proposal") providing that the investment management agreement, between the Fund and Deutsche Investment Management Americas Inc. ("DIM"), as currently in effect on the date hereof (the "Management Agreement"), be terminated immediately. Upon the termination of the Management Agreement, DIM's research and advisory agreement with its subadvisor, Deutsche Investments Trust Management Company Limited, shall automatically terminate in accordance with its terms. Accompanying the Shareholder Proposal is a statement (the "Statement") by Harvard setting forth its reasons for making the Shareholder Proposal.

         ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         The following document is filed as an Exhibit to this Fourth Amendment:

         EXHIBIT A:        Shareholder Proposal and Statement.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  May 10, 2004                      PRESIDENT AND FELLOWS OF HARVARD
                                          COLLEGE



                                          By:  /s/ MICHAEL S. PRADKO
                                               ---------------------------------
                                               Name: Michael S. Pradko
                                               Title: Authorized Signatory